UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2010

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant)

By:	/s/ Mira Rosenzweig,
Mira Rosenzweig,
Chief Financial Officer

Dated: November 30, 2010

The Company’s parent Company, Priortech Ltd. (“Priortech”), which is a publicly traded company on the Tel-Aviv Stock Exchange, is required to implement, as of January 1, 2007, Accounting Standard No. 30 of the Israel Accounting Standard Board (the “Standard”).

Details regarding the Standard and its implementation, as reflected on Priortech’s consolidated statements for the years 2007, 2008, 2009 and for the six-month period ending June 30, 2010, were given in the Company’s previous reports concerning the Standard.

The net amount of capitalized development expenses reflected on Priotech’s consolidated statements for the nine month period ended September 30, 2010 is US$2,269 thousands.

Another item of disclosure on Priortech’s reports reflects the fact that on September 30, 2010, Camtek was engaged in hedging transactions in US Dollars on the NIS exchange rate. The open hedging transactions as of September 30, 2010, are displayed in the following table:

Base	Deal Type	Expiry	Trade Date	Market Rate	Market Value
Amt.		Date			(USD)
-200,000	Bought Eu.Opt	27/10/2010	28/04/2010	3.6665	964
200,000	Sold Eu.Opt	27/10/2010	28/04/2010	3.6665	-79
-200,000	Bought Eu.Opt	27/10/2010	06/05/2010	3.6665	2,605
200,000	Sold Eu.Opt	27/10/2010	06/05/2010	3.6665	-22
-300,000	Bought Eu.Opt	27/10/2010	25/02/2010	3.6665	6,694
300,000	Sold Eu.Opt	27/10/2010	25/02/2010	3.6665	-67
-300,000	Bought Eu.Opt	27/10/2010	08/06/2010	3.6665	10,463
300,000	Sold Eu.Opt	27/10/2010	08/06/2010	3.6665	-8
-300,000	Bought Eu.Opt	24/11/2010	25/02/2010	3.6686	7,081
300,000	Sold Eu.Opt	24/11/2010	25/02/2010	3.6686	-187
-200,000	Bought Eu.Opt	24/11/2010	28/04/2010	3.6686	1,482
200,000	Sold Eu.Opt	24/11/2010	28/04/2010	3.6686	-192
-200,000	Bought Eu.Opt	24/11/2010	06/05/2010	3.6686	3,030
200,000	Sold Eu.Opt	24/11/2010	06/05/2010	3.6686	-83
-300,000	Bought Eu.Opt	24/11/2010	08/06/2010	3.6686	10,639
300,000	Sold Eu.Opt	24/11/2010	08/06/2010	3.6686	-49
-300,000	Bought Eu.Opt	29/12/2010	25/02/2010	3.6705	7,679
-200,000	Bought Eu.Opt	29/12/2010	28/04/2010	3.6705	2,006
200,000	Sold Eu.Opt	29/12/2010	28/04/2010	3.6705	-447
-200,000	Bought Eu.Opt	29/12/2010	06/05/2010	3.6705	3,512
200,000	Sold Eu.Opt	29/12/2010	06/05/2010	3.6705	-287
-300,000	Bought Eu.Opt	29/12/2010	08/06/2010	3.6705	11,084
300,000	Sold Eu.Opt	29/12/2010	08/06/2010	3.6705	-259
300,000	Sold Eu.Opt	29/12/2010	25/02/2010	3.6705	-496
-300,000	Bought Eu.Opt	27/01/2011	08/06/2010	3.6730	11,398
300,000	Sold Eu.Opt	27/01/2011	08/06/2010	3.6730	-505
-400,000	Bought Eu.Opt	27/01/2011	07/07/2010	3.6730	16,123
400,000	Sold Eu.Opt	27/01/2011	07/07/2010	3.6730	-567
300,000	Sold Eu.Opt	24/02/2011	08/06/2010	3.6756	-747
400,000	Sold Eu.Opt	24/02/2011	07/07/2010	3.6756	-856
-400,000	Bought Eu.Opt	24/02/2011	07/07/2010	3.6756	16,462
-300,000	Bought Eu.Opt	24/02/2011	08/06/2010	3.6756	11,870
400,000	Sold Eu.Opt	29/03/2011	07/07/2010	3.6786	-1,255
300,000	Sold Eu.Opt	29/03/2011	08/06/2010	3.6786	-1,069
-300,000	Bought Eu.Opt	29/03/2011	08/06/2010	3.6786	11,630
-400,000	Bought Eu.Opt	29/03/2011	07/07/2010	3.6786	16,831
400,000	Sold Eu.Opt	27/04/2011	07/07/2010	3.6810	-1,620
-400,000	Bought Eu.Opt	27/04/2011	07/07/2010	3.6810	17,185
-400,000	Bought Eu.Opt	26/05/2011	07/07/2010	3.6830	17,541
400,000	Sold Eu.Opt	26/05/2011	07/07/2010	3.6830	-2,000
400,000	Sold Eu.Opt	28/06/2011	07/07/2010	3.6850	-2,432
-400,000	Bought Eu.Opt	28/06/2011	07/07/2010	3.6850	17,942